[Wachtell, Lipton, Rosen & Katz Letterhead]

April 26, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:                             Registration Statement on Form 10 for Adient Ltd

Ladies and Gentlemen:

On behalf of our client, Adient Ltd (“Adient”), a private limited company organized under the laws of England and Wales and a wholly owned subsidiary of Johnson Controls, Inc. (“Johnson Controls”), we are submitting for filing with the U.S. Securities and Exchange Commission a registration statement on Form 10 for the registration of Adient’s ordinary shares under Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, in connection with the distribution to Johnson Controls shareholders of 100% of the ordinary shares of Adient.

If you have any questions regarding this filing, please contact the undersigned at (212) 403-1394.

Sincerely,

/s/ David K. Lam

David K. Lam

cc:                                Brian C. Cadwallader, Vice President, Secretary and General Counsel, Johnson Controls

Cathleen A. Ebacher, Vice President, General Counsel and Secretary, Adient